UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

--------------------

SCHEDULE 13-D

Under the Securities Exchange Act of 1934

CRC Crystal Research Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

126187 10 3

(CUSIP Number)

Kiril A. Pandelisev

CRC Crystal Research Corporation

4952 East Encanto Street

Mesa, Arizona 85205

(480) 452-3301

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2007

(Date of event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

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CUSIP NO. 126187 10 3

1.	Names of Reporting Persons		Kiril A. Pandelisev
	I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Republic of Macedonia, permanent resident status in USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	8,079,844
	8.	Shared Voting Power	40,000
	9.	Sole Dispositive Power	8,079,844
	10.	Shared Dispositive Power	40,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		8,119,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		76.2%
14.	Type of Reporting Person (See Instructions)		IN

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SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share, of CRC Crystal Research Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4952 East Encanto Street, Mesa, Arizona 85205.

Item 2. Identity and Background.

(a)

Name: Kiril A. Pandelisev;

(b)

Residence or business address: 4952 East Encanto Street, Mesa, Arizona 85205;

(c)

Present Principal Occupation or Employment:  Chief Executive of the Issuer;

(d)

Criminal Convictions: none;

(e)

Court or Administrative Proceedings: The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person acquired 2,210,000 shares of common stock in 1993 and 1995 for capital and services contributed upon the formation of the Issuer.

On June 10, 2006, the Reporting Person exercised an option to acquire 400,000 shares of common stock at $0.25 per share, and an option to acquire 469,844 shares of common stock at $0.0025 per share.  The aggregate exercise price under both options was $101,175.  The Reporting Person paid this amount by applying $101,175 of the indebtedness due him by the Issuer to the exercise price under the options.

On June 10, 2006, the Reporting Person converted $232,000 in loans to the Issuer into 5,800,000 shares of common stock at $0.04 per share.

The source of all funds was personal funds of the Reporting Person.

The Reporting Person owns 53% of the outstanding common stock of SCT, LLC, which acquired 40,000 shares of common stock in 2000.

Item 4. Purpose of the Transaction

The Reporting Person acquired his shares in the transactions described in Item 3.  The Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D, including:

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(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person is actively trying to raise capital to fund operations at the Issuer and anticipates issuing additional shares to any investors in the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 8,119,844 (76.2%) shares of common stock of the Issuer, of which the Reporting Person is the direct owner of 8,079,844 shares of common stock, and the indirect owner of 40,000 shares of common stock, which are owned by SCT, LLC, of which the Reporting Person owns 53%.  The percentage of the outstanding shares is calculated based upon 10,659,449 shares of common stock outstanding as of February 13, 2007, as set forth in Company's Form 10-SB dated the same date.

(b) The Reporting Person has the sole power to vote and dispose of all 8,079,844 shares of common stock directly held by him, and shares voting or dispositive power with the other shareholders of SCT, LLC with respect to 40,000 shares owned by SCT, LLC.

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(c) Except as otherwise disclosed herein, during the past 60 days the Reporting Person has not effected any transaction in the common stock.

(d) No other party has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the Reporting Person, except that the other shareholders of SCT, LLC have the shared power to receive and direct the receipt of dividends from, or proceeds from the sale of, of the shares owned by it.

(e) The Reporting Person has not ceased to be the beneficial owner of more than five percent of the common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person or any person with respect to securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

/s/ Kiril A. Pandelisev

Kiril A. Pandelisev, Individually

Dated: April 26, 2007

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